Hypercom Corporation
2851 W. Kathleen Road
Phoenix, Arizona 85053
January 30, 2007
Via EDGARLink Transmission and Facsimile
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	HYPERCOM CORPORATION (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 001-13521
Dear Mr. Krikorian:
This letter responds to the Staff’s comment concerning our Form 10-K for the year ended December 31, 2005, Form 10-Q for the three month period ended March 31, 2006, Form 10-Q for the three month period ended June 30, 2006 and Form 10-Q for the three month period ended September 30, 2006, as set forth in the Staff’s letter dated January 16, 2007. We understand that the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
For your convenience, the Staff’s comment is repeated below in bold, with our response to the comment set forth immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 2. Significant Accounting Policies
Revenue Recognition and Contract Accounting, pages 64-65
1.	We note the portion of your response to prior comment number 1 which addresses your compliance with the segment reporting requirements of SFAS 131. Your response indicates that the operating results of your geographic regions are reported to your chief operating decision makers by your regional managers. For example, your response states, “revenues from all sources are aggregated by geographic region along with costs of sales, gross margin, operating expenses and operating income.” Therefore, based on your response, it appears your geographic regions would meet the definition of operating segments pursuant to paragraphs 10 through 15 of SFAS 131. If this is correct, please clarify how you have considered paragraph 16 of SFAS 131 when determining whether your geographic operating segments are reportable segments. If you have aggregated your geographic operating segments into one reportable segment, please clarify how you have met the aggregation criteria of paragraph 17 of SFAS 131. Please provide your complete analysis of paragraph 17 of SFAS 13, including the long-term gross margins of each geographic operating segment.
In response to the Staff’s comment regarding our compliance with SFAS 131 and whether our geographic regions meet the definition of operating segments pursuant to paragraphs 10 through 15 of SFAS 131, please note the Company does not review the operating results of each geographic region to assess the overall performance of that region for the purposes of making management decisions or to allocate resources to that region. While we are a global organization and have financial roll-ups categorized by geographic region, the chief operating decision makers only use these results to evaluate and monitor geographic revenues, but the evaluation of operating results and any management action plans are based on the consolidated operating results of the Company and not those of the individual geographic regions. As an example, our 2005 Business Review, as disclosed in our 2005 Form 10-K, was based on the consolidated results of the Company and we did not target the individual operating results of any particular geographic region as the impetus to that review or the resulting actions taken by our chief operating decision makers.
Another indicator of how management views the activities of the Company is that we have never included the geographic operating results, as reported in our quarterly and annual financial roll-up, to the Board of Directors of the Company. Consequently since the Company does not view its geographic regions as operating segments, paragraphs 16 and 17 of SFAS 131 were deemed not applicable.
* * * * * * *
With respect to the preceding response, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff. Please direct any questions about this letter to me at (602) 504-5350 or Doug Reich, Senior Vice President and General Counsel at (602) 504-5055.
Sincerely,
/s/ Thomas Liguori
Thomas Liguori
Senior Vice President and
Chief Financial Officer

Cc:	William Keiper
Doug Reich
Steve Pidgeon (Snell & Wilmer L.L.P.)

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